UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nabriva Therapeutics plc

File No. 001-37558 - CF#37363

Nabriva Therapeutics plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2019.

Based on representations by Nabriva Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.35	through June 1, 2023
Exhibit 10.37	through November 12, 2023
Exhibit 10.38	through November 23, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary